

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Mr. Kelly Hickel
President, Secretary, Treasurer, Chief Executive Officer,
Chief Financial Officer and Director
TheraBiogen, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

Re: TheraBiogen, Inc.
Form 10-K for the Year Ended February 28, 2010
Form 10-Q for the Quarterly Period Ended May 31, 2010
Form 10-Q for the Quarterly Period Ended August 30, 2010
Form 10-Q for the Quarterly Period Ended November 30, 2010
File No. 000-53008

Dear Mr. Hickel:

        We have completed our review of the above filings and have no further comments at this
time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief